Exhibit 99.1

Lithium Americas Provides Update Following Hearing on the
Thacker Pass Record of Decision Appeal

January 6, 2023 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) provides an update following a hearing held by the US District Court, District of Nevada (“Federal Court”) on January 5, 2023, for the appeal of the issuance of the Record of Decision for the Thacker Pass lithium project (“Thacker Pass”), located in Humboldt County, Nevada.

During the hearing, the plaintiffs, the U.S. Bureau of Land Management (“BLM”) and the Company addressed final questions following the submission of briefings in August 2022. The Federal Court reaffirmed no additional hearings or briefings are required and expects to issue a decision in the next couple months.

“Yesterday’s hearing provided an opportunity to reaffirm our confidence that the permitting process for Thacker Pass was conducted thoroughly and responsibly,” commented Jonathan Evans, President and CEO. “As we continue to prepare for construction, we look to finalize key supply agreements and partnerships that can help to secure America’s clean energy future by providing responsible and domestically produced lithium.”

ABOUT LITHIUM AMERICAS

Lithium Americas is focused on advancing lithium projects in Argentina and the United States. In Argentina, the Caucharí-Olaroz lithium project is advancing towards first production and Pastos Grandes represents additional regional growth. In the United States, Thacker Pass has received its Record of Decision and is advancing towards construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: the expected timing for the Federal Court to issue a ruling on the appeal of the Record of Decision for the Thacker Pass project; and successful development of the Caucharí-Olaroz project, the Thacker Pass project and the Pastos Grandes project, including expected development milestones and results thereof.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others, the following: uncertainties regarding the ultimate outcome of litigation, including timing for a ruling to be made on the current appeal process; the Company’s ability to fund, advance and develop its projects, including results therefrom and timing thereof; capital costs, operating costs, and sustaining capital requirements of the Caucharí-Olaroz project and the Thacker Pass project, significant increases to such estimates and ability to finance any such increases; current technological trends; a cordial business relationship between the Company and its strategic partners, including Ganfeng Lithium for the Caucharí-Olaroz project; ability of the Company to fund, advance and develop its projects and raise additional capital as needed; the Company’s ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina, and resolving any complaints or litigation concerning such environmental permitting processes; realizing on the expected benefits from previous transactions with existing or new partners, or for debt or equity financing; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s ability to produce high purity battery grade lithium products; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; ability to attract and retain skilled talent in a competitive hiring environment; currency exchange and interest rates; general economic conditions, including inflationary conditions and their impact on the Company, its contractors and suppliers; the feasibility and costs of proposed project designs and plans; availability of technology, including low carbon energy sources, on acceptable terms to advance the Thacker Pass project; stable and supportive legislative, regulatory and community environments in the jurisdictions where the Company operates; stability and inflation of the Argentinian peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including costs of litigation and regulatory processes, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; exploration, development and construction costs for the Caucharí-Olaroz project and the Thacker Pass project; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project, and any expansion scenario; technological advancements and changes; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing; timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass project; the impact of COVID-19 on the Company’s operations, timelines and budgets; that pending patent applications are approved; government regulation of mining operations and treatment under governmental and taxation regimes; accuracy of development budget and construction estimates; successful integration of acquired businesses and projects; expected benefits from investments made in third parties; changes to the Company’s current and future business plans and the strategic alternatives available to the Company; and stock market conditions generally.

Forward-looking information also involves known and unknown risks that may cause actual results to differ materially. These risks include, among others, inherent risks in the development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, changes in budget estimation, global demand for lithium, recovery rates and lithium pricing, risks associated with successfully securing adequate financing, including the outcome of the Company’s loan application with the U.S. Department of Energy, changes in project parameters and funding thereof, risks related to growth of lithium markets and pricing for products thereof, changes in legislation, governmental or community policy, changes in public perception concerning mining projects generally and opposition thereto, political risk associated with foreign operations, permitting risk, including receipt of new permits and maintenance of existing permits, outcomes of litigation and regulatory processes concerning the Company’s projects, title and access risk, cost overruns, unpredictable weather and maintenance of natural resources, risks associated with climate change and its impact on the Company’s projects and operations, unanticipated delays, intellectual property risks, currency and interest rate fluctuations, operational risks, health and safety risks, cybersecurity risks, economic conditions, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s most recent annual management discussion analysis and annual information form, copies of which are available under the Company’s profile on SEDAR at www.sedar.com and on the SEC website at www.sec.gov.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on such forward-looking information.